UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

January 26, 2021
(Date of Report (Date of earliest event reported))

Cottonwood Multifamily REIT I, INC.
(Exact name of issuer as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1245 Brickyard Road, Suite 250
Salt Lake City, Utah 84106
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock

Item 1.          Fundamental Changes

On January 26, 2021, Cottonwood Multifamily REIT I, Inc. (“CMRI”), Cottonwood Multifamily REIT I O.P., LP (“CMRI OP”), Cottonwood Communities, Inc. (“CCI”), Cottonwood Communities O.P., LP (“CCOP”) and Cottonwood Communities GP Subsidiary, LLC, a wholly owned subsidiary of CCI (“Merger Sub”), entered into an Agreement and Plan of Merger (the “CMRI Merger Agreement”).

On January 26, 2021, CCI, CCOP and Merger Sub also entered into merger agreements to acquire each of Cottonwood Residential II, Inc. (“CRII”) and Cottonwood Multifamily REIT II, Inc. (“CMRII”). All of the mergers are stock-for-stock transactions whereby each of CMRI, CRII and CMRII will be merged into a wholly owned subsidiary of CCI (collectively, the “Mergers”). None of the Mergers are contingent upon the closing of any of the other Mergers; however, under certain circumstances explained below, CMRI may opt not to close if the CRII merger does not occur. CMRII has a similar option.

If approved by the stockholders of each of CMRI, CRII and CMRII and, in the case of CRII, the unitholders of its operating partnership, and the other closing conditions are met or waived, the Mergers will combine four portfolios of multifamily apartment communities and other real estate-related investments located predominantly in growth markets across the United States and create a $1.5 billion multifamily REIT. We expect the combined company to benefit from improved scale and operating efficiencies, enhanced geographic diversification and expanded access to capital to pursue potential accretive transactions.

Further, as a result of the merger with CRII, CRII’s affiliate property manager which currently manages over 13,000 units, including approximately 8,600 for Cottonwood affiliates (including CCI), will become wholly owned by CCI.

CMRI Merger

Subject to the terms and conditions of the CMRI Merger Agreement, (i) CMRI will merge with and into Merger Sub, with Merger Sub surviving as a direct, wholly owned subsidiary of CCI (the “CMRI Company Merger”) and (ii) CMRI OP will merge with and into CCOP or its successor, with CCOP or its successor surviving (the “CMRI OP Merger” and, together with the CMRI Company Merger, the “CMRI Merger”). At such time, the separate existence of CMRI and CMRI OP will cease.

At the effective time of the CMRI Company Merger, each issued and outstanding share of CMRI’s common stock, $0.01 par value per share (the “CMRI Common Stock”), will be converted into the right to receive 1.175 shares of Class A common stock of CCI, $0.01 par value per share (the “CCI Common Stock”).

At the effective time of the CMRI OP Merger, each partnership unit of CMRI OP outstanding immediately prior to the effective time of the CMRI OP Merger will be split so that the total number of partnership units of CMRI OP then outstanding equals the number of shares of CMRI Common Stock that were outstanding immediately prior to the effective time of the CMRI OP Merger (the “CMRI OP Unit Split”). Immediately following the CMRI OP Unit Split, each partnership unit of CMRI OP outstanding immediately prior to the effective time of the CMRI OP Merger will convert into the right to receive 1.175 common limited partner units in CCOP (“CCOP Common Units”). If the CRII merger closes before the CMRI Merger, CMRI OP will merge with and into Cottonwood Residential O.P., LP (“CROP”), the operating partnership of CRII, with CROP surviving, and the holders of CMRI OP partnership units will receive common limited partner units in CROP at the same exchange ratio.

The CMRI Merger Agreement contains customary covenants, including covenants prohibiting CMRI and its subsidiaries and representatives from soliciting or providing information or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. The CMRI Merger Agreement provides that prior to the approval by CMRI’s stockholders of the CMRI Company Merger, the board of directors of CMRI may, in certain circumstances, make an Adverse Recommendation Change (as such term is defined in the CMRI Merger Agreement), subject to complying with certain conditions set forth in the CMRI Merger Agreement. In addition, without CMRI’s prior consent, CCI has agreed not to modify or waive any material rights under the CMRII merger agreement, the CRII merger agreement or the Amended and Restated Advisory Agreement (“Amended and Restated Advisory Agreement”) to be entered into by CCI, CROP and CC Advisors III, LLC (“CCI Advisor”) following the closing of the CRII merger.

The CMRI Merger Agreement may be terminated under certain circumstances, including by either CCI or CMRI if (i) the CMRI Merger has not been consummated on or before 11:59 p.m. New York time on October 25, 2021, (ii) there is any final, non-appealable order issued by a governmental authority of competent jurisdiction that permanently restrains or otherwise prohibits the transactions contemplated by the CMRI Merger Agreement or (iii) the approval of the stockholders of CMRI (“CMRI Stockholder Approval”) has not been obtained at the meeting of the stockholders of CMRI to consider the CMRI Merger.

CMRI may terminate the CMRI Merger Agreement (i) if the CCI parties have breached any of their representations or warranties or failed to perform or comply with any obligations, covenants or other agreements set forth in the CMRI Merger Agreement, which would result in a failure of CCI to satisfy certain closing conditions, (ii) if CCI materially modifies or terminates or waives any material rights under the merger agreement with either CRII or CMRII or the Amended and Restated Advisory Agreement, or (iii) at any time prior to obtaining the CMRI Stockholder Approval, to permit CMRI to enter into an alternative acquisition agreement with respect to a Superior Proposal (as defined in the CMRI Merger Agreement). CCI may terminate the CMRI Merger Agreement (i) if the CMRI parties have breached any of their representations or warranties or failed to perform or comply with any obligations, covenants or other agreements set forth in the CMRI Merger Agreement, which would result in a failure of CMRI to satisfy certain closing conditions or (ii) at any time prior to obtaining the CMRI Stockholder Approval if the CMRI board of directors has made an Adverse Recommendation Change (as defined in the CMRI Merger Agreement) or if CMRI has materially violated any of the non-solicitation provisions of the CMRI Merger Agreement.

If the CMRI Merger Agreement is terminated in certain circumstances, including CMRI’s acceptance of a Superior Proposal or the CMRI board of directors making an Adverse Recommendation Change, then CMRI must pay to CCI a termination payment equal to $1,707,000 plus the reimbursement of up to $284,000 of CCI’s expenses incurred in connection with pursuing the CMRI Merger.

The CMRI Merger Agreement contains certain representations and warranties made by the parties thereto. The representations and warranties of the parties contained in the CMRI Merger Agreement are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by each of CCI and CMRI. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders.

The parties have agreed to limits on the conduct of their businesses between the signing of the CMRI Merger Agreement and the closing of the CMRI Merger. Generally, transactions that are not in the ordinary course of business require the consent of the other party. The declaration and payment of regular distributions in accordance with past practice not to exceed certain stated amounts will be permitted without the other party’s consent.

The obligation of each party to consummate the CMRI Merger is subject to a number of conditions, including receipt by CMRI of the CMRI Stockholder Approval, delivery of certain documents, consents and legal opinions, the truth and correctness of the representations and warranties of the parties (subject to the materiality standards contained in the CMRI Merger Agreement), the effectiveness of the registration statement on Form S-4 to be filed by CCI to register the shares of the CCI Common Stock to be issued as consideration in the CMRI Company Merger, and the absence of certain material adverse effects with respect to either CCI or CMRI. Furthermore, CMRI is not obligated to consummate the CMRI Merger if CCI Advisor has not entered into (or agreed to enter into) the Amended and Restated Advisory Agreement, which CCI Advisor is only obligated to do if the CRII merger closes.

The foregoing description of the CMRI Merger Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the CMRI Merger Agreement, which is filed herewith as Exhibit 2.1 and is incorporated herein by reference. A copy of the CMRI Merger Agreement has been included to provide stockholders with information regarding its terms and is not intended to provide any factual information about CMRI or CCI. The representations, warranties and covenants contained in the CMRI Merger Agreement have been made solely for the benefit of the parties to the CMRI Merger Agreement, and are not intended as statements of fact to be relied upon by CMRI’s stockholders, but rather as a way of allocating the risk between the parties to the CMRI Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the CMRI Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the CMRI Merger Agreement, which disclosures are not reflected in the CMRI Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of CMRI or CCI. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the CMRI Merger Agreement, which subsequent information may or may not be fully reflected in CMRI’s public disclosures. CMRI acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 1-U not misleading.

Information Regarding the CRII and CMRII Mergers and Related Agreements

You can find more information regarding the CRII and CMRII mergers, including their respective merger agreements, the agreements to be entered by CCI in connection with the closing of the merger with CRII and other related agreements, in CCI’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2021, which is available free of charge by accessing the SEC’s website at www.sec.gov.

Combined Company

The combined company after CMRI Merger and, if applicable, after the CRII merger and/or the CMRII merger will retain the name “Cottonwood Communities, Inc.” The CMRI Company Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.

Item 6. Changes in Control of Issuer

As a result of and at the effective time of the CMRI Merger, a change in control of CMRI will occur as CMRI will be merged with and into Merger Sub and the separate corporate existence of CMRI will cease.

The information set forth in Item 1 is incorporated herein by reference.

Item 9. Other Events

On February 1, 2021, CMRI is sending a letter to its stockholders regarding the proposed transaction. A copy of the stockholder letter is attached hereto as Exhibit 99.1.

In addition, CCI, CRII, CMRI and CMRII prepared an investor presentation containing certain information related to the Mergers. A copy of the investor presentation is attached hereto as Exhibit 99.2.

ADDITIONAL INFORMATION ABOUT THE MERGERS

In connection with the proposed CMRI Merger, CCI will prepare and file with the SEC a registration statement on Form S-4 that will include a proxy statement of CMRI and will constitute a prospectus of CCI. The Proxy Statement and Prospectus will be mailed to CMRI’s stockholders and will contain important information about the CMRI Merger and related matters. This communication is not a substitute for the registration statement, the Proxy Statement and Prospectus or any other documents that will be made available to the stockholders of CMRI. INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY CMRI AND CCI WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CMRI, CCI AND THE PROPOSED CMRI MERGER. Investors and stockholders of CMRI and CCI may obtain free copies of the registration statement, the Proxy Statement and Prospectus and other relevant documents filed by CMRI and CCI with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. In addition, these materials will also be available free of charge by accessing CMRI’s website (http://www.cottonwoodmultifamily.com/) or by accessing CCI’s website (http://www.cottonwoodcommunities.com/).

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGERS

CCI, CMRI, CMRII and CRII and their respective directors and officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed Mergers. Information regarding CCI’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on March 25, 2020 and its proxy statement filed with the SEC on August 18, 2020 in connection with its 2020 annual meeting of stockholders; information regarding CMRI’s directors and executive officers is available in its Annual Report on Form 1-K filed with the SEC on April 29, 2020; and information regarding CMRII’s directors and executive officers is available in its Annual Report on Form 1-K filed with the SEC on April 29, 2020. Certain directors and executive officers of CCI and/or CMRI and/or CMRII and/or CRII and other persons may have direct or indirect interests in the Mergers due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments and/or retention bonuses depending on the effect of the Mergers on their employment status. If and to the extent that any of the participants will receive any additional benefits in connection with the Mergers, the details of those benefits will be described in the applicable Proxy Statement and Prospectus or Information Statement and Prospectus relating to the applicable Merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of CCI, CMRI, CMRII and CRII and their respective executive officers and directors in the applicable Merger by reading the applicable Proxy Statement and Prospectus or Information Statement and Prospectus when it becomes available.  These documents are available free of charge on the SEC’s website and from CCI, CMRI and CMRII, as applicable, using the sources indicated above.

FORWARD LOOKING STATEMENTS

This Current Report on Form 1-U contains statements that constitute “forward-looking statements.” These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; no assurance can be given that these expectations will be attained. Factors that could cause actual results to differ materially from these expectations include, but are not limited to, the risk that the proposed Mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability of CMRI or CMRII to obtain stockholder approval and CROP to obtain limited partner approval of the applicable proposed transaction or the failure to satisfy the other conditions to completion of the applicable Merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed Mergers; the potential adverse impact of the ongoing COVID-19 pandemic and the effect of related measures put in place to help control the spread of the virus on the operations of the REITs and their tenants, which impact remains uncertain; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of CCI, CMRI, CMRII and CRII; and other factors, including those set forth in the Risk Factors section of CCI’s prospectus for its initial public offering and CMRI’s offering circular for its offering qualified pursuant to Regulation A, each as amended and supplemented to date and as filed with the SEC, copies of which are available on the SEC’s website, www.sec.gov. CCI, CMRI and CMRII undertake no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT I, INC.

By:	/s/ Enzio Cassinis
Enzio Cassinis, Chief Executive Officer

Dated: February 1, 2021

EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated January 26, 2021, by and among CCI, CCOP, Merger Sub, CMRI and CMRI OP
99.1	Letter to Stockholders
99.2	Investor Presentation